UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

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NATIONAL TECHNICAL SYSTEMS, INC.
(Name of Registrant as Specified in Its Charter)

LUIS A. HERNANDEZ
SIDNEY MELTZNER
CAS FOUNDATION
JACK LIN

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY – SUBJECT TO COMPLETION – AUGUST 5, 2011

2011 ANNUAL MEETING OF SHAREHOLDERS

OF

NATIONAL TECHNICAL SYSTEMS, INC.

PROXY STATEMENT

OF

LUIS A. HERNANDEZ
SIDNEY MELTZNER
CAS FOUNDATION
JACK LIN
HARRY S. DERBYSHIRE
JEFF KAPLAN

To Our Fellow NTS Shareholders:

This Proxy Statement and the enclosed GOLD proxy card are being furnished to shareholders (the “Shareholders”) of National Technical Systems, Inc., 24007 Ventura Boulevard, Suite 200, Calabasas, California 91302 (“NTS” or the “Company”) in connection with the solicitation of proxies by the Participants (as hereinafter defined), to be used at the 2011 Annual Meeting of Shareholders of NTS (the “Annual Meeting”), which is scheduled to be held at [•] on Tuesday, September 27, 2011 at 11:00 a.m. [•] time, and at any adjournments, postponements or continuations thereof. This Proxy Statement and the GOLD proxy card are first being furnished to Shareholders on or about [•], 2011.

The Participants are seeking your proxy to vote at the Annual Meeting on the following matters (each, a “Proposal” and together, the “Proposals”):

(1) To elect to the Board of Directors of NTS (the “Board”) the following persons as Class III directors (each a “Nominee” and collectively, the “Nominees”) in opposition to management’s slate of incumbent director nominees (the “Nominee Proposal”):

HARRY S. DERBYSHIRE
JEFF KAPLAN
DR. JACK LIN

(2) To approve an amendment to the Bylaws of the Company (the “Bylaws”) to eliminate the range of directors (currently from nine to 17) and fix the number of authorized directors at nine (the “Board Range Elimination Proposal”);

(3) If the Board Range Elimination Proposal is adopted, to further amend the Bylaws to provide that the sections of the Bylaws pertaining to the number of directors may not be further amended or repealed, except by approval of the Shareholders (the “Bylaw Amendment Proposal”);

(4) To ratify the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending January 31, 2012 (the “Ratification Proposal”);

(5) To approve a non-binding shareholder proposal to urge the Board to hire an investment banking firm to initiate a search for a potential buyer of the Company in order to maximize shareholder value (the “Investment Bank Proposal”); and

(6) To transact such other business and to consider and take action upon any and all matters that may properly come before the Annual Meeting or any adjournment or adjournments thereof.

Please see the sections entitled “PROPOSAL 1 — THE NOMINEE PROPOSAL,” “PROPOSAL 2 — THE BOARD RANGE ELIMINATION PROPOSAL,” “PROPOSAL 3 – THE BYLAW AMENDMENT PROPOSAL,” “PROPOSAL 4 – THE RATIFICATION PROPOSAL” AND “PROPOSAL 5 – THE INVESTMENT BANK PROPOSAL” for the full text of, and a more complete description of, the Proposals.

Based on their personal and business experience, evaluation of the Company’s prospects from publicly available information, as well as informal, confidential discussions one or more members of the Shareholder Group (as defined below) have had with prospective purchasers, the Shareholder Group believes that a strategic sale of the business of NTS (a “Sale”) will maximize value for the Shareholders by garnering a sale price in excess of recent historical and current market prices.  Members of the Shareholder Group have previously recommended that the Board explore a Sale. To date, the Board has not disclosed to Shareholders whether it has solicited or reviewed any specific strategic alternatives such as a Sale, the outcome of such review and the basis for its decisions. Furthermore, the Board put in place what is commonly referred to as a “poison pill” pursuant to a Shareholder Rights Agreement dated September 21, 2010 (as amended on June 27, 2011), which has the effect of making any Sale that is not approved by the Board more difficult and potentially prohibitively expensive for the acquiror (the “Poison Pill”). As a result, the Shareholder Group has put forth the Nominees as Class III directors, to be elected at the Annual Meeting pursuant to the Nominee Proposal. The Shareholder Group believes that a change of Board members is essential to focus the Board in its duty to maximize shareholder value. The Shareholder Group believes that the Nominees are aligned with the Shareholder Group in desiring to actively explore a Sale, including eliminating the Poison Pill.

Each Nominee has consented to being named in this Proxy Statement and, if elected, to serve as a director, and in that capacity to act in the best interests of the Company and its shareholders and to exercise his independent judgment in accordance with his fiduciary duties in all matters that come before the Board. The Shareholder Group expects that the Nominees will, subject to their fiduciary duties, seek to influence the Board and management of the Company to remove impediments to a Sale, such as the Poison Pill. However, because the Nominees, if elected, will not constitute a majority of the Board, they will not be able to unilaterally cause the Board to take any specific action, and there can be no assurance that the Nominees will be able to persuade other members of the Board to join with them in considering these actions.

The Nominees are unable to fully formulate specific plans with respect to the Company, as they are not privy to non-public information regarding the Company. The Shareholder Group believes, however, that the Nominees, based upon their experiences as disclosed herein, can help to effect positive change at the Company by working with the other Board members and management to improve Shareholder value.

The Participants each have no interest in NTS other than through the beneficial ownership (if any) of shares of Common Stock (the “Common Stock”) or other securities (if any) of NTS, except as disclosed herein. Annex A attached hereto sets forth, as to the Participants, all transactions in securities of NTS effected during the past two years and their beneficial ownership of securities of NTS. Dr. Lin, the founder and a significant Shareholder of the Company, was also a member of the Board until April 7, 2011. Neither Mr. Derbyshire nor Mr. Kaplan own beneficially any interest in securities of NTS. None of the Nominees will receive any special compensation in connection with this solicitation. With respect to each Participant and Nominee, except as set forth herein or in any of the Annexes attached hereto, (i) such Participant is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of NTS, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither such Participant or Nominee, nor any of such Participant or Nominee’s associates have any arrangement or understanding with any person with respect to (A) future employment by NTS or its affiliates or (B) any future transactions to which NTS or any of its affiliates will or may be a party.

Amendment of the Bylaws is also necessary to maximize the impact that the Nominees can have on Shareholder value upon their election to the Board. The Board Range Elimination Proposal seeks to fix the number of Board members at nine and eliminate the range of directors (currently from nine to 17) in order to prevent the incumbent Board from nullifying the election of any of the Nominees by “packing” the Board with additional members sympathetic to the incumbent Board members, who are opposed to a Sale or elimination of the Poison Pill and other impediments to a Sale. The Bylaw Amendment Proposal seeks to eliminate the ability of the Board to unilaterally amend the Bylaws to reinstate the range of Board members in the future. Adoption of the Bylaw Amendment Proposal is dependent upon adoption of the Board Range Elimination Proposal.

This solicitation is being made by the Participants and not by or on behalf of the Company or the incumbent Board. The participants in the solicitation of proxies are Luis A. Hernandez, Sidney Meltzner and CAS Foundation, which is controlled by Sidney Meltzner, its trustee, Jack Lin, Harry S. Derbyshire and Jeff Kaplan  (“we,” “us,” “our” or the “Participants”).

THE PARTICIPANTS URGE THAT YOU VOTE THE GOLD PROXY CARD “FOR” THE NOMINEE PROPOSAL, “FOR THE BOARD RANGE ELIMINATION PROPOSAL, “FOR” THE BYLAW AMENDMENT PROPOSAL, “FOR” THE RATIFICATION PROPOSAL AND “FOR” THE INVESTMENT BANK PROPOSAL.

On [•], the Company announced that the Board had fixed [•] (the “Record Date”) as the record date for the determination of the Company’s shareholders who are entitled to execute, withhold or revoke proxies relating to this proxy solicitation. According to the Proxy Statement filed by the Company with the SEC on [•], as of the Record Date, there were [•] shares of Common Stock outstanding (excluding treasury shares). The Shareholders are entitled to one vote per share of Common Stock.

According to NTS’s Proxy Statement, the Bylaws and applicable law, the approval of the Board Range Elimination Proposal, the Bylaw Amendment Proposal, the Ratification Proposal and the Investment Bank Proposal each require the affirmative vote of the holders of a majority of votes cast in person or by proxy and entitled to vote on the Record Date at the Annual Meeting, and the approval of the Nominee Proposal requires the affirmative vote of a plurality of the votes cast by the holders of NTS’s outstanding Common Stock, at a meeting at which a quorum is present in person or represented by proxy. As a result, your vote is extremely important. We urge you to mark, sign, date and return the enclosed GOLD proxy card to vote “FOR” the Nominee Proposal, the Board Range Elimination Proposal, the Bylaw Amendment Proposal, the Ratification Proposal and the Investment Bank Proposal.

WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY NTS. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A LATER-DATED GOLD PROXY CARD IN THE ENCLOSED POSTAGE- PREPAID ENVELOPE OR BY VOTING IN PERSON AT THE ANNUAL MEETING. SEE “VOTING PROCEDURES” AND “PROXY PROCEDURES” BELOW.

If you attend the Annual Meeting and you beneficially own shares of Common Stock but are not the record owner, your attendance at the Annual meeting will NOT be sufficient to cancel your prior given proxy card. You must have written authority from the record owner to vote the shares of Common Stock in its name at the Annual Meeting.

IMPORTANT

PLEASE READ THIS CAREFULLY

Only holders of record of shares of Common Stock as of the close of business on the Record Date will be entitled to notice of, and to attend and vote at, the Annual Meeting and any adjournments or postponements thereof. Shareholders of record as of the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of Common Stock of NTS held on the Record Date.

As of the Record Date, the Shareholder Group beneficially owned an aggregate of [•] shares of Common Stock, representing approximately [•]% of the outstanding shares of Common Stock. The Shareholder Group and its affiliates intend to vote such shares of Common Stock “FOR” the Nominee Proposal, the Board Range Elimination Proposal, the Bylaw Amendment Proposal, the Ratification Proposal and the Investment Bank Proposal.

WE URGE YOU TO VOTE YOUR SHARES AT THE ANNUAL MEETING “FOR” THE NOMINEE PROPOSAL, THE BOARD RANGE ELIMINATION PROPOSAL, THE BYLAW AMENDMENT PROPOSAL, THE RATIFICATION PROPOSAL AND THE INVESTMENT BANK PROPOSAL TODAY BY MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU.

If your shares of Common Stock are registered in your own name, please submit your proxy to us today by following the instructions on the GOLD proxy card.

If your shares of Common Stock are held in the name of a brokerage firm, bank, dealer, trust company or other nominee, only this nominee can vote or execute a proxy representing your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, you should follow the instructions included in the materials that you have received or contact the person responsible for your account and give instructions to vote for the Proposals on your behalf. The Participants recommend that you then confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to the Participants, care of [•], at the address and telephone numbers set forth below, so that the Participants will be aware of all instructions given and can attempt to ensure that those instructions are followed. Execution and delivery of a proxy by a record holder of shares of Common Stock will be presumed to be a vote with respect to all shares held by such record holder unless the proxy specifies otherwise.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, FAILURES TO VOTE AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS WITHHOLDING YOUR VOTE, WHICH IS THE SAME AS A “NO” VOTE.

If you have any questions about executing or delivering your GOLD proxy card or require assistance, please contact:

[•]
[•]
[•]
SHAREHOLDERS CALL TOLL-FREE: (800) ___-____
BANKS AND BROKERS CALL COLLECT: (___) ___-____

iv

FORWARD-LOOKING STATEMENTS; ADDITIONAL INFORMATION

The Participants urge you to read this entire Proxy Statement carefully. This Proxy Statement may contain forward-looking statements, including, but not limited to, statements regarding our Proposals. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of the Participants and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements. The Participants undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this Proxy Statement or to reflect actual outcomes except as required by securities laws. You are advised, however, to consult any further disclosures we make on related subjects in our filings with the Securities and Exchange Commission (“SEC”).

Except as otherwise expressly set forth in this Proxy Statement, the information concerning the Company contained in this Proxy Statement has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. The Participants cannot take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Participants, although the Participants do take responsibility for information contained in filings made by the Participants. The Participants have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.

Certain information regarding the securities of NTS held by NTS's directors, management and 5% Shareholders and the compensation NTS’s executive and directors is contained in NTS's Proxy Statement. Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of Shareholders of NTS must be received by NTS for inclusion in NTS's Proxy Statement and form of proxy for that meeting is also contained in NTS's Proxy Statement. This information is expected to be contained in NTS's public filings. The Participants take no responsibility for the accuracy or completeness of such information contained in NTS's public filings.

BACKGROUND OF THE PROXY SOLICITATION

The Shareholder Group has acquired the Common Stock reported herein for investment purposes. Consistent with such purposes, certain members of the Shareholder Group have had discussions with management of the Company and have made suggestions to the Company concerning the Company’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives, and such other matters as the Shareholder Group deem relevant to their investments in the Company. In the past, Mr. Hernandez has proposed, both at the Company’s annual meeting of shareholders and in correspondence directed to the Board, that the Company conduct a Sale. Dr. Lin was a member of the Board until April 7, 2011, and is also the founder and a significant shareholder of the Company. In his capacity as such, Dr. Lin has regularly interacted with management and the other Board members to discuss operational, strategic and business issues affecting the Company. In the past, Dr. Lin has proposed that the Company conduct a Sale.

On September 8, 2010, the Shareholder Group entered into a financial advisory engagement letter (the “Engagement Letter”) with M&A Capital, LLC (“M&A Capital”), pursuant to which the Shareholder Group retained M&A Capital as their exclusive financial advisor in connection with any potential direct or indirect sale, exchange or other disposition of all or a portion of the Shareholder Group’s shares of Common Stock, whether accomplished by a sale of assets, securities or other interests, and whether effected in one transaction or multiple transactions, and including, without limitation, any negotiated purchase, merger or consolidation, reorganization, recapitalization or restructuring, tender or exchange offer, joint venture, partnership, equity or debt investment, or any other transaction that results in a change in the financial structure, control or ownership of all or a portion of the Company. The Engagement Letter had a three-month term and, thereafter, has continued until such time as it is terminated by either M&A Capital or the Shareholder Group upon 30 days’ prior notice.

On April 6, 2011, the Shareholder Group notified the Company that the Shareholder Group was exercising its rights to nominate the Nominees as Class III directors for election by the Shareholders at the Annual Meeting and to submit the Board Range Elimination Proposal and the Bylaw Amendment Proposal for consideration by the Shareholders at the Annual Meeting (the “April 6 Notice”).

On April 12, 2011, the Company responded (the “April 12 Notice”) to the April 6 Notice by alleging a series of deficiencies to the validity of the April 6th Notice. The Company stated that, unless such alleged deficiencies were remedied within 24 hours of the April 12 Notice, the nominations and proposals of the Shareholder Group contained in the April 6 Notice would be disallowed.

On April 13, 2011, within the 24-hour deadline set by the Company in the April 12 Notice, the Shareholder Group responded to the April 12 Notice with an amended and restated notice (the “April 13 Notice”) addressing all alleged deficiencies for the purpose of ensuring that the Company had received an effective notice pursuant to applicable California and federal law, allowing the Shareholder Group to put forth the Proposals at the Annual Meeting.

On April 25, 2011, the Shareholder Group demanded (the “Demand Letter”) that the Company provide the Shareholder Group with a list of the names and addresses of Shareholders entitled to vote at the Annual Meeting, in accordance with the Shareholder Group’s rights under Section 1600(a) of the California General Corporation Law (“CGCL”). The Shareholder Group also requested other records of the Company related to the shareholder list in accordance with their rights under the CGCL. The Shareholder Group agreed to reimburse the Company promptly upon specification and demand for all reasonable out-of-pocket expenses incurred by the Company in complying with the demands contained in the Demand Letter, including those of the transfer agent and registrar.

On May 3, 2011, the Company responded to the Demand Letter (the “Company Response Letter”) by purporting to condition compliance with the Demand Letter on two conditions: (1) delivery of a certified check for $3,000 to the Company, and (2) execution of a confidentiality agreement. The Company did not provide any evidence for the necessity of the large reimbursement amount, which on its face appeared to the Shareholder Group to be excessive. Furthermore, no legal basis was provided in the Company Response Letter for the execution of a confidentiality agreement.

On May 11, 2011, the Shareholder Group responded to the Company Response Letter (the “Participant Response Letter”) by explaining that upon presentation of a proper statement of charges by the transfer agent and registrar, the Participant would cause delivery of the requested amount by regular bank check, in accordance with Section 1600(a) of the CGCL. Furthermore, because nothing in the federal proxy rules or the NASDAQ listing rules requires or authorizes the Company to condition compliance with a demand for a list of Shareholders with the delivery of a confidentiality agreement, the Shareholder Group refused to deliver any such agreement as a condition to receiving the information required by the Demand Letter.

The Company provided a statement of charges by the Company’s transfer agent for a shareholder list and register and dropped its demand for execution of a confidentiality agreement in connection with such delivery. The Shareholder Group received the shareholder list on June 2, 2011. The Shareholder Group caused payment to be made to the Transfer Agent in the amount indicated.

On July 22, 2011, the Shareholder Group received a settlement proposal from the Board (the “Settlement Proposal”), which the Board indicated was submitted to the Shareholder Group in the hopes of avoiding a proxy contest, and which proposed the following terms:

•
the Company would cause one nominee, as designated by the Shareholder Group (subject to the reasonable approval of the Company’s Nominating Committee) to be included as part of management’s slate of candidates for election as Class III directors at the Annual Meeting;

•
from the date of the Annual Meeting until the date of the Company’s 2012 annual meeting of Shareholders the Board would fix the size of the Board to nine directors, not to be exceeded except by approval of the Shareholder Group’s director designee;

•
the Shareholder Group would withdraw the proposals contained in this Proxy Statement and vote all the Shareholder Group’s shares of Common Stock in favor of management’s slate of Class III director nominees. Although the Shareholder Group would have the freedom to vote as it sees fit with respect to the shareholder proposal included in the Company’s Proxy Statement, the Shareholder Group would be restricted from publicly or privately encouraging or supporting any other stockholder to either vote in favor of such stockholder proposal or otherwise nominate any person for election at the Annual Meeting;

•
the Shareholder Group and the Company would agree to customary standstill provisions beginning on the date of any settlement agreement and continuing until the earlier of the 2012 annual meeting of Shareholders and one year from the date of such settlement agreement; and

•	the Shareholder Group and the Company would enter into customary mutual releases, including non-disparagement.

On July 25, 2011, the Shareholder Group responded to the Company that although it appreciated the Company’s desire to resolve the current dispute, it could not accept the above settlement terms because they do not provide the Shareholders with any meaningful, independent voice on the Board. Instead, the Shareholder Group proposed the following settlement terms:

•
two nominees to be determined by the Shareholder Group would be added to management's slate of directors for election as Class III directors at the Annual Meeting, which nominees the Nominating Committee would have approved prior to execution of any settlement agreement;

•
the authorized directors would be fixed at nine (including Mill Road Capital’s nominee and the Shareholder Group’s nominees) until the Company’s 2013 annual meeting unless both of the Shareholder Group’s director designees consent otherwise;

•
members of the Board in their capacity as shareholders plus Mill Road Capital would agree not to submit or support any shareholder proposal to change the number of authorized directors to a number other than nine;

•	the Board would adopt a resolution amending the Bylaws to fix the number of Board members at nine;
•
the Shareholder Group, Mill Road Capital and the current directors in their capacities as shareholders would all agree to support management's slate, including the Shareholder Group’s two nominees; and

•	the Poison Pill would be terminated by September 30, 2011.

On August 2, the Shareholder Group received a revised settlement proposal from the Board (the “Revised Proposal”).  The Revised Proposal differed from the Settlement Proposal in that it offered the following:

•
to include one of the Nominees as part of management’s slate of director nominees for election at the Annual Meeting, and to appoint another of the Nominees as a Class II director, whose term would expire at the Company’s 2013 annual meeting of shareholders (the Nominees would be approved by the Nominating Committee prior to entry into any settlement agreement);

•
the size of the Board at the Annual Meeting, and continuing until the 2012 annual meeting, would not exceed ten members without approval of the Nominees, but upon the conclusion of the 2012 annual meeting of the Company’s shareholders, the Board would be fixed at nine members (unless the Nominees agree otherwise);

•	the Bylaws would be amended to provide for a range of Board size between seven and ten members;
•
the standstill provisions earlier proposed would last, at a minimum, through the conclusion of the 2012 annual meeting of the Company’s shareholders, but no longer than the date of the 2013 annual meeting of the Company’s shareholders; and

•	to terminate the Poison Pill by September 30, 2011.

After reviewing the Revised Proposal, the Shareholder Group decided to reject the Revised Proposal.

QUESTIONS AND ANSWERS ABOUT THIS PROXY SOLICITATION

Who is making the solicitation?

The solicitation is being made by Luis A. Hernandez, Sidney Meltzner, CAS Foundation, which is controlled by Sidney Meltzner, its trustee and each of the Nominees. Mr. Hernandez is a private investor. Mr. Meltzner is the Chief Executive Officer of Condor Pacific Industries of California, Inc., located at 905 Rancho Conejo Boulevard, Newbury Park, California 91320. More information on the Nominees can be found in the section of this Proxy Statement entitled, “The Nominees.”

For information regarding directors, officers and employees of the Participants who may assist in the solicitation of written proxies, please see the section titled “COST AND METHOD OF SOLICITATION.”

Who is paying for the solicitation?

Dr. Lin, Mr. Meltzner, CAS Foundation and Mr. Hernandez will collectively pay all costs of the solicitation and reserve the right to seek reimbursement of those costs from the Company.

For what are we asking you to vote?

The Participants are asking you to vote for five corporate actions: (1) the Nominee Proposal, (2) the Board Range Elimination Proposal, (3) the Bylaw Amendment Proposal, (4) the Ratification Proposal and (5) the Investment Bank Proposal.

The Participants are asking you to vote “FOR” the Nominee Proposal to elect the Nominees.  A vote “FOR” the Nominee Proposal is a vote against management’s slate of director nominees. The Company’s 2011 Annual Meeting, at which Class III directors are to be elected, is presently scheduled for September 27, 2011.

In order to ensure that your vote to elect the Nominees will not be modified or diminished by the incumbent Board’s appointment of additional directors to the Board, the Participants are asking you to vote “FOR” the Board Range Elimination Proposal.

In order to ensure that the Board cannot subsequently amend the Bylaws to reinstate the range of Board members, and thus “pack” the Board with additional directors, the Participants are asking you to vote “FOR” the Bylaw Amendment Proposal.

Based on the recommendation of the Audit Committee of the Company, the Participants are asking you to vote “FOR” the Ratification Proposal to appoint Ernst & Young LLP as the Company’s independent registered public accounting firm to audit its financial statements for the fiscal year ending January 31, 2012.

To urge the Board to hire an investment banking firm to initiate a search for a potential buyer of the Company in order to maximize shareholder value, the Participants are asking you to vote “FOR” the Investment Bank Proposal, which is a proposal brought by an shareholder independently from the Participants.

Please see the sections entitled “PROPOSAL 1 — THE NOMINEE PROPOSAL,” “PROPOSAL 2 – THE BOARD RANGE ELIMINATION PROPOSAL,” “PROPOSAL 3 — THE BYLAW AMENDMENT PROPOSAL,” “PROPOSAL 4 – THE RATIFICATION PROPOSAL” AND “PROPOSAL 5 – THE INVESTMENT BANK PROPOSAL” for the full text of, and a more complete description of, the Proposals.

Who are the Nominees that the Participants are proposing to elect to the Board?

The Participants are asking you to elect each of Mr. Harry S. Derbyshire, Mr. Jeff Kaplan and Dr. Jack Lin to serve as a Class III director of the Company. Except as otherwise disclosed in this Proxy Statement, the Nominees are independent persons not affiliated with the Shareholder Group or the Company. They are highly qualified, experienced and well-respected members of the business community who are committed to act in the best interests of the Company and its shareholders.

The Shareholder Group believes the Nominees also desire to explore a Sale to maximize shareholder value, and will, subject to their fiduciary duties, seek to influence the Board and management of the Company to consider removing any impediments to a Sale, including the Poison Pill. In voting against management’s slate of director nominees and “FOR” the election of the Nominees, you are sending a message to the Nominees that you want them to allow a Sale to be consummated without these impediments.

Each of the Nominees has consented, if elected, to serve as a director of the Company, and in that capacity to act in the best interests of the Company and its shareholders and to exercise his independent judgment in accordance with his fiduciary duties in all matters that come before the Board.

If elected, the Nominees will not constitute a majority of the Board, and as such they will not be able to unilaterally cause the Board to take any specific action. Therefore, we expect that the Nominees will, subject to their fiduciary duties, seek to influence the Board and management of the Company to consider removing the impediments to a Sale, permitting due diligence and entering into a definitive agreement. However, there can be no assurance that the Nominees will be able to persuade other members of the Board to join with them in considering these actions.

For information regarding the Nominees, please see the section entitled, “THE NOMINEES.”

Why are we soliciting your proxy?

We are sending you this Proxy Statement and accompanying GOLD proxy card to enable you to elect a slate of directors to the Board that we believe will, subject to their fiduciary duties, work to influence the Board to initiate an active exploration of strategic alternatives, including a Sale, and to terminate the Poison Pill, which we believe constitutes an impediment that could make a Sale that the Board does not support extremely difficult and prohibitively expensive to the acquiror. The Shareholder Group believes the Nominees will, subject to their fiduciary duties, use their best efforts to remove the Poison Pill and to consummate a Sale.

In addition, we are also soliciting your proxy in favor of the adoption of the Board Range Elimination Proposal to prevent the incumbent Board from nullifying the effect of the election of the Nominees by “packing” the Board with additional directors who support incumbent board members and management. Furthermore, we are soliciting your proxy in favor of the adoption of the Bylaw Amendment Proposal to prevent the incumbent Board from reinstating the range of directors on the Board in their opposition to a Sale. The Bylaw Amendment Proposal’s adoption is contingent upon the adoption of the Board Range Elimination Proposal.

We also join with the management of the Company in encouraging the shareholders to ratify the appointment of Ernst & Young LLP as the Company’s independent registered accounting firm for the fiscal year ending January 31, 2012.

Finally, we are soliciting your proxy in favor of the proposal, brought by a shareholder of the Company independently of the Participants, to urge the Board to hire an investment banking firm to initiate a search for a potential buyer of the Company in order to maximize shareholder value. The Participants believe that the Investment Bank Proposal further strengthens the Participants’ position that the Board’s consideration of a Sale is in the best interests of the shareholders of the Company.

Your vote “FOR” the Bylaw Amendment Proposal, the Board Range Elimination Proposal, the Investment Bank Proposal and/or the Nominee Proposal does not obligate you to accept a Sale.

How does the Poison Pill affect the Participants’ ability to consummate a Sale?

Preferred share purchase rights (“Rights”) have been issued to all Shareholders under the Shareholder Rights Agreement, dated September 21, 2010, as amended on June 27, 2011, between the Company and Computershare Trust Company, N.A., which is an agreement of the type commonly referred to as a “poison pill.” Because poison pills cause punitive economic and voting dilution to an acquirer who buys shares in excess of the triggering threshold, which is 15% in this instance, all tender offers are conditioned on the removal or invalidation of a poison pill when one is in place. We believe the Nominees will, subject to their fiduciary duties, seek to remove the Poison Pill, thereby enabling the Shareholders, rather than the incumbent Board, to determine whether a Sale is acceptable.

For more information on the Poison Pill, please see the section titled “PROPOSAL 1 – THE NOMINEE PROPOSAL” below.

Who can vote for the Proposals?

If you were a record owner of shares of Common Stock as of the close of business on [●], the Record Date, you have the right to vote on the Proposals.

You also have the right to vote on the Proposals with respect to any shares of Common Stock of which you are the beneficial owner as of the Record Date, but which are registered in the name of a bank, broker firm, dealer, trust company or other nominee. Please see the section titled “BROKER NON-VOTES” for details regarding how to instruct your bank, broker firm, dealer, trust company or other nominee to vote for the Proposals.

How do I vote my shares if I am a stockholder of record?

As explained in the detailed instructions on your GOLD proxy card, if you are a stockholder of record, you may submit your proxy by mail or in person at the Annual Meeting. To submit your proxy by mail, sign, date and return the enclosed GOLD proxy card in the enclosed postage paid envelope. Alternatively, you can attend the Annual Meeting and vote in person. To ensure that your shares are voted, we recommend that you submit the enclosed GOLD proxy card even if you plan to attend the Annual Meeting in person.

How do I vote shares that I hold through a broker, bank, custodian or other nominee?

If you hold shares through someone else, such as a broker, bank, custodian or other nominee (also known as holding shares in “street name”), you will receive voting material from that firm. Please complete the GOLD voting instruction form and return it as requested by your custodian.

If you hold your shares in street name, you will not be able to vote in person at the Annual Meeting unless you have previously requested and obtained a “legal proxy” from your broker, bank, custodian or other nominee and present it at the Annual Meeting.

What do I do if I receive a proxy card from NTS?

WE URGE YOU NOT TO RETURN ANY PROXY CARD THAT NTS’S BOARD MAY SEND YOU. If you submit a proxy to us by signing and returning the enclosed GOLD proxy card returning a later dated proxy card will have the effect of revoking your earlier proxy. Only your latest dated proxy will be counted at the Annual Meeting.

If you have already sent a proxy card to NTS for the matters to be voted on, you may revoke it and have your shares voted at the Annual Meeting “FOR” the election of the Nominees, “FOR” the Board Range Elimination Proposal, “FOR” the Bylaw Amendment Proposal, “FOR” the Ratification Proposal and “FOR” the Investment Bank Proposal by signing, dating and returning the enclosed GOLD proxy card. ONLY YOUR LATEST DATED PROXY FOR THE ANNUAL MEETING WILL COUNT AT THE ANNUAL MEETING.

What happens if I fail to instruct my broker, bank, custodian or other nominee?

If you hold your shares in street name through a broker, bank or other custodian, only the broker, bank, custodian or other nominee can vote your shares. In order to ensure that your shares are voted at the Annual Meeting, you must give specific instructions regarding how to vote your shares.

If you do not give specific instructions regarding how to vote your shares, the broker, bank, custodian or other nominee may not exercise their discretion to vote your shares with respect to any of the Proposals. As a result, we strongly urge you to give specific instruction regarding how to vote your shares by completing the GOLD voting instruction form provided to you by your custodian and returning it as requested by the firm.

What happens if I return a signed proxy without voting instructions?

All valid proxies received prior to the Annual Meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy card, your shares will be voted in accordance with that specification.

If you executed your GOLD proxy but failed to provide specific instructions on how to vote, your Common Stock will be voted (i) “FOR” the election of each of the Nominees, (ii) “FOR” the Bylaw Amendment Proposal, (iii) “FOR” the Board Range Elimination Proposal, (iv) “FOR” the Ratification Proposal and (v) “FOR” the Investment Bank Proposal.

What is the quorum for the Annual Meeting?

According to the Bylaws and applicable law, a majority of shares of Common Stock entitled to vote, present in person or represented by proxy at the Annual Meeting shall constitute a quorum. “Withhold authority” votes, “abstentions” and “broker non-votes” will be counted as present and entitled to vote for purposes of determining a quorum. A “withhold authority” vote is a stockholder’s vote to withhold authority to cast a vote “for” the election of one or more director nominees. An “abstention” represents an affirmative choice to decline to vote on a proposal other than the election of directors. A “broker non-vote” occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power under applicable law with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner.

What is the vote required to approve matters at the Annual Meeting? What is the effect of abstentions and broker non-votes?

According to the Bylaws and applicable law, directors at the Annual Meeting are elected by a plurality of the votes properly cast on the election of directors. Each of the Board Range Elimination Proposal, the Bylaw Amendment Proposal, the Ratification Proposal and the Investment Bank Proposal requires the affirmative vote of a majority of outstanding shares cast in person or by proxy and entitled to vote at the Annual Meeting. Neither abstentions nor broker non−votes will be counted for approval of any proposal.

Who may attend and vote at the Annual Meeting?

All Shareholders of record as of the Record Date may attend and vote at the Annual Meeting. If you hold your stock in street name, you may attend and vote in person at the Annual Meeting only if you obtain a “legal proxy” from your broker, bank, custodian or other nominee.

Should I submit a proxy even if I plan to attend the Annual Meeting?

Whether or not you plan to attend the Annual Meeting, we urge you to submit promptly the GOLD proxy card to ensure that your shares are voted. Returning the enclosed GOLD proxy card by mail will not affect your right to attend the Annual Meeting and vote in person.

How do I revoke a proxy?

If you are a stockholder of record, you may revoke or change your proxy instructions at any time prior to the vote at the Annual Meeting by:

• submitting a properly executed, subsequently dated GOLD proxy card that will revoke all prior proxy cards, including any proxy cards which you may have submitted to the Company;

• attending the Annual Meeting and withdrawing your proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or

• delivering written notice of revocation to the Secretary of NTS at 24007 Ventura Boulevard, Suite 200, Calabasas, CA 91302, Attention: Corporate Secretary.

Although a revocation is effective if delivered to NTS, the Participants request that a copy of any revocation be mailed to the Participants c/o [•], so that the Participants will be aware of all revocations.

If you hold your stock in street name, and you submit proxy instructions, you may later revoke your proxy instructions by informing the holder of record in accordance with that holder’s procedures. If you hold your stock in street name, you may also attend and vote in person at the Annual Meeting, but only if you obtain a “legal proxy” from your broker, bank, custodian or other nominee.

Whom should you call if you have questions about the solicitation?

If you have any questions regarding this Proxy Statement, please call [•] toll-free at (___) ___-_____. Banks and brokers may call (___) ___-_____.

IMPORTANT

The Participants urge you to express your vote on the GOLD proxy card or as otherwise specified above under the section titled “QUESTIONS AND ANSWERS ABOUT THIS PROXY SOLICITATION” TODAY with respect to:

•	the Nominee Proposal to elect each of the Nominees;
•	the Bylaw Amendment Proposal;
•	the Board Range Elimination Amendment Proposal;
•	the Ratification Proposal; and
•	the Investment Bank Proposal.

A vote against management's slate of director nominees and any other person or persons chosen for the Board by the incumbent members of the Board and for the election of Nominees will enable you — as the owners of the Company — to put in place members of the Board that we believe will, subject to their fiduciary duties, work to the best of their abilities dismantle those impediments which presently may prevent a Sale from being consummated by making a Sale not approved by the Board extremely difficult and prohibitively expensive to the acquirer.

PROPOSAL 1 — THE NOMINEE PROPOSAL

The Participants are asking you to vote “FOR” the election of each of the following individuals to serve as a director of the Company:

Name	Age
Harry S. Derbyshire	85
Jeff Kaplan	54
Jack Lin	77

A vote “FOR” the election of Mr. Derbyshire, Mr. Kaplan and Dr. Lin constitutes a vote against management’s slate of director nominees. The Participants believe that the Board has not been receptive to repeated proposals on the part of the Participants that the Company actively explore and seriously consider a Sale. The Company implemented a “poison pill” through its adoption of a Shareholder Rights Agreement with Computershare Trust Company, N.A. on September 21, 2010, as amended on June 27, 2011, in response to the Shareholder Group’s engagement of M&A Capital. The Poison Pill consisted of a distribution to the Shareholders of record as of October 1, 2010 of a right to purchase Series A Junior Participating Preferred Stock (a “Right”) upon the occurrence of either (i) a person becoming the beneficial owner of 15% or more of the outstanding Common Stock, (ii) a person who already owns 15% or more of outstanding Common Stock acquiring additional beneficial ownership of Common Stock, or (iii) a person’s disclosure of intention to commence a tender or exchange offer for outstanding Common Stock, which would result in such a person owning 15% or more of outstanding Common Stock. Certain exceptions have been made for acquisitions of Common Stock approved by the Board, or directly from the Company by way of dividend, distribution, vesting of stock options or grants of restricted stock of the Company. Mill Road Capital, L.P., another significant Shareholder, has also been granted an exemption and may acquire up to 20% of outstanding Common Stock before triggering the Poison Pill. Upon the occurrence of one of the aforementioned triggering events, each holder of a Right (except for any holder responsible for triggering the event), receives, upon exercise of the Right, the right to receive for $30.000 (the “Exercise Price”) that number of one one-hundredths (1/100ths) of a share of Preferred Stock equal to the number of shares of Common Stock which at the time of the applicable triggering transaction would have a market value of twice the Exercise Price. Each share of Preferred Stock entitles the holder to 100 votes on all matters submitted to a vote of the Shareholders, mandatory dividends and a liquidation preference.

The Participants believe that a change in Board composition at NTS is necessary to cause the Board to seriously consider a Sale and remove potential barriers to a Sale, such as the Poison Pill.

The Nominees are committed to the best interests of all NTS Shareholders and intend to work to improve shareholder value. The Nominees are unable to fully formulate specific plans with respect to the Company as they are not privy to non-public information regarding the Company, but the Shareholder Group believes that the Nominees, based upon their experiences as disclosed herein, can help to effect positive change at the Company by working with the other Board members and management to improve shareholder value through the consideration of a Sale.

Section 2.2 of NTS's Bylaws provide that Shareholder nominations of directors may be made at the Annual Meeting by any Shareholder (i) entitled to vote at the Annual Meeting, (ii) who gives a timely and proper written notice to the Secretary of the Company in accordance with the Bylaws, (iii) who is a shareholder of record at the time they give such notice, and (iv) who has delivered a proxy statement and form of proxy to the number of Shareholders required to carry the nominations. On April 6 and April 13, 2011 the Shareholder Group, record holders of Common Stock, delivered timely notice in accordance with the foregoing, notifying NTS that the Shareholder Group intended to nominate and would seek to elect at the Annual Meeting Mr. Harry S. Derbyshire, Mr. Jeff Kaplan and Dr. Jack Lin, as Class III directors of the Board. Each Nominee, if elected, would serve a three-year term and hold office until the 2014 annual meeting of Shareholders and until a successor has been duly elected and qualified. Background information about each of the Nominees is set forth the section entitled “THE NOMINEES” and Annex A of this Proxy Statement.

According to NTS's Proxy Statement, the Board of NTS intends to nominate three candidates for election as Class III directors at the Annual Meeting. This Proxy Statement is soliciting proxies to elect Mr. Harry S. Derbyshire, Mr. Jeff Kaplan and Dr. Jack Lin for election as Class III directors instead of the incumbent directors nominated by management of the Company. Therefore, should a Shareholder so authorize us, we will cast votes for our three Nominees. If elected, the Nominees will be a minority of the directors and will not alone be able to adopt resolutions. However, the Nominees expect to be able to actively engage other Board members in full discussion of the issues facing the Company and resolve them together. By utilizing their respective experiences and working constructively with Board members, the Nominees believe they can effect positive change at the Company.

The Shareholder Group has an interest in the election of directors at the Annual Meeting indirectly through the beneficial ownership of securities, as further described in Annex A. Except as disclosed in this Proxy Statement, including the Annexes attached hereto, none of the Nominees will receive any compensation from any members of the Shareholder Group or any of their affiliates in connection with this proxy solicitation.

The Participants believe that Mr. Kaplan and Mr. Derbyshire each qualify as an independent director under the independence requirements of The NASDAQ Stock Market, Inc. and the independence standards applicable to NTS under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended.

For additional information concerning the Nominees and the specific qualities of each Nominee considered by the Participants in the course of their deliberations leading to this nomination, please see the section entitled “THE NOMINEES” and Annex A of this Proxy Statement.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF MR. HARRY S. DERBYSHIRE, MR. JEFF KAPLAN AND DR. JACK LIN BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD FOR THE ELECTION DR. JACK LIN, HARRY S. DERBYSHIRE AND JEFF KAPLAN.

PROPOSAL 2 — THE BOARD RANGE ELIMINATION PROPOSAL

The Participants are asking you to vote “FOR” the adoption of the Board Range Elimination Proposal to prevent the incumbent Board from tying the hands of the newly elected directors by “packing” the Board with additional directors sympathetic to the incumbent Board members and opposed to a Sale.

The Participants propose to delete the first and second sentences of Section 3.2 of the Bylaws and replace the first sentence of Section 3.2 of the Bylaws with the following sentence: “The authorized number of directors shall be NINE (9)”. This amendment would eliminate the range of directors (currently from nine to 17) and fix the number of authorized directors at nine.

The Participants propose the preceding amendment to the Bylaws to prevent the Board from expanding the size of the Board and “packing” the Board with additional directors upon the election of the Nominees to the Board pursuant to the Nominee Proposal at the Annual Meeting. The Participants have an interest in preventing the Company from allowing the Board to expand the size of and “pack” the Board because such actions by incumbent Board members would nullify the effect of electing the Nominees and hinder the ability of the Nominees to persuade the Board to authorize a Sale.

THE PARTICIPANTS URGE YOU TO VOTE “FOR” THE BOARD RANGE ELIMINATION PROPOSAL.

PROPOSAL 3 — THE BYLAW AMENDMENT PROPOSAL

The Participants are asking you to vote “FOR” the adoption of the Bylaw Amendment Proposal to prevent the incumbent Board from amending the Bylaws to reinstate the range in the number of Board members in Section 3.2 of the Bylaws.

The Participants propose to amend Section 9.2 of the Bylaws to add this second sentence: “Notwithstanding the foregoing, Section 3.2 of these bylaws may only be amended by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.” This amendment provides that Section 3.2, as amended according to Proposal 2, the Board Range Elimination Proposal, may only be amended or repealed by approval of the outstanding shares and not by the Board.

The Participants propose the preceding amendment to the Bylaws to prevent the Board from amending the Bylaws to undo the effect of Proposal 2, the Board Range Elimination Proposal, if passed, to reinstate a range of directors and, accordingly, expand the size of and “pack” the Board. If adopted, this Proposal would only become effective upon the adoption of Proposal 2.

THE PARTICIPANTS URGE YOU TO VOTE “FOR” THE BYLAW AMENDMENT PROPOSAL.

PROPOSAL 4 – THE RATIFICATION PROPOSAL

 The Board has appointed Ernst & Young LLP as the Company’s independent registered public accounting firm to audit its financial statements for the fiscal year ending January 31, 2012. The decision of the Board was based on the recommendation of the Audit Committee. Ernst & Young LLP has acted as the Company’s independent registered public accounting firm since its appointment during fiscal year 1990. The Company has stated in its proxy statement filed on [•], 2011 that a representative of Ernst & Young LLP is not expected to be present at the Annual Meeting, but if present will be provided with the opportunity to make a statement if the representative desires to do so, and would expected to be available to respond to appropriate questions.

Although ratification by shareholders is not required by law, the Board has determined that it is desirable to request approval of this selection by shareholders of the Company. Notwithstanding its selection, the Board, in its discretion, may appoint a new independent registered public accounting firm at any time during the year if the Board believes that such a change would be in the best interests of the Company and its shareholders. If the shareholders do not ratify the appointment of Ernst & Young LLP, the Board has stated in the Company’s proxy statement filed on [•] that the Board may reconsider its selection.

THE PARTICIPANTS RECOMMEND A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF
ERNST & YOUNG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR THE FISCAL YEAR ENDING JANUARY 31, 2012.

PROPOSAL 5 –THE INVESTMENT BANK PROPOSAL

The following is a proposal that the Company received from David Gabai, P.O. Box 91252, Encino, California 91416 and included in its proxy statement filed on [•]. According to the Company’s proxy statement, Mr. Gabai represented to the Company that he is a shareholder of the Company. Please refer to the section of the Company’s proxy statement filed on [•] entitled “Proposal 5 – Shareholder Proposal to Recommend that the Board Retain Investment Banking Firm to Solicit the Sale of the Company” for the text of the Shareholder Supporting Statement and the Board of Directors’ Response.

The Participants are reproducing Mr. Gabai’s proposal in this Proxy Statement to enable the shareholders of the Company to vote on the proposal, and although the Participants do support Mr. Gabai’s proposal and intend to vote “FOR” the proposal, the Participants are not responsible for the contents of Mr. Gabai’s proposal.

The proposal is quoted verbatim from the Company’s proxy statement filed on [•]:

SHAREHOLDER PROPOSAL

As a shareholder, I urge the board of NTS Corporation to hire an investment banking firm to initiate a search for a potential buyer of the company in order to maximize shareholder value.

Vote is to be answered  “FOR” or “AGAINST”.

PARTICIPANTS’ RESPONSE

THE PARTICIPANTS RECOMMEND THAT YOU VOTE “FOR” THE INVESTMENT BANK PROPOSAL.

 The Participants believe that the shareholder proposal set forth above (the “Shareholder Proposal”) is in the best interest of the Company or its shareholders and unanimously recommends that you vote “FOR” it. The Shareholder Proposal is consistent with the Participants’ desire to actively explore a Sale of the Company.

In recommending a vote against the Investment Bank Proposal, the Board claims in its proxy statement that it “has evaluated, and will continue to evaluate, any strategic proposal received by the Company or proposed by management in the context of the best interests of the Company and its shareholders.” This statement implies that NTS has received and evaluated strategic proposals, but the Company fails to provide any specifics regarding the terms and conditions of such offers, including the price of such offers. The Board also does not reveal why it has determined that any such proposals that it has rejected are not in the best interests of the Company and its shareholders. The Board does not explain whether it has retained financial advisors to advise the Board with respect to these proposals, what advice is provided, and on what basis a negative opinion from such advisors was formed. Until the Board provides further detail and support for its claim that it has evaluated strategic proposals, including whether it has retained financial advisors, the Participants will support the independent shareholder proposal and vote “FOR” the Investment Bank Proposal, to urge the Board to hire an investment banking firm to initiate a search for a potential buyer of the Company and facilitate a Sale.

The Company also states, “if the Shareholder Proposal is approved, and the Board of Directors at sometime in the near future determines to initiate a process to sell the Company, prospective acquirers would recognize that the Board of Directors is acting under pressure from shareholders, giving the Board of Directors little bargaining power in the negotiations.” The Company does not explain the basis for its claim that if a sale process is initiated in response to pressure from shareholders, the Board will have little bargaining power.  It does not provide academic or other evidence to support this claim.  The Participants believe that common sense and anecdotal evidence appears to indicate the contrary: if a high percentage of shareholders is anxious to sell the Company, than the risk of shareholder rejection of such a proposal is minimized.

Based upon all of the factors outlined above, the Participants believe that the Shareholder Proposal is in the best interests of the Company or its shareholders.

THE PARTICIPANTS RECOMMEND A VOTE “FOR” THIS PROPOSAL 5.

OTHER MATTERS

 The Participants are not aware of any other matters to be presented for action at the meeting or any adjournment thereof. However, if any matters come before the meeting, it is intended that shares represented by proxy will be voted in accordance with the judgment of the persons voting them.

NUMBER OF VOTES REQUIRED FOR THE PROPOSALS

According to the Proxy Statement filed by the Company with the SEC on [•], as of the Record Date, there were [•] shares of Common Stock outstanding (excluding treasury shares). Assuming that the number of outstanding shares of Common Stock on the Record Date is [•], the vote of Shareholders holding at least [•] shares of Common Stock would be necessary to effect the Nominee Proposal, and the vote of Shareholders holding at least [•] shares of Common Stock would be necessary to effect each of the Board Range Elimination Proposal and the Bylaw Amendment Proposal. Therefore, [•] shares in addition to the [•] shares entitled to vote held by the Shareholder Group, will be needed to effect the Nominee Proposal, and [•] shares in addition to the [•] shares entitled to vote held by the Shareholder Group will be needed to effect each of the Board Elimination Proposal, the Bylaw Amendment Proposal, the Ratification Proposal and the Investment Bank Proposal.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, FAILURES TO VOTE AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS WITHHOLDING YOUR VOTE. “Broker non-votes” occur when a bank, broker firm, dealer, trust company or other nominee holder has not received instructions with respect to a particular matter, including the Proposals, and therefore does not have discretionary power to vote on that matter. As a result, you should follow the instructions included in the materials that you have received or contact the person responsible for your account and give instructions to vote for the Proposals on your behalf. The Participants recommend that you then confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to the Participants, care of [•] at the address and telephone numbers set forth herein, so that the Participants will be aware of all instructions given and can attempt to ensure that those instructions are followed. Execution and delivery of a proxy by a record holder of shares of Common Stock will be presumed to be a vote with respect to all shares held by such record holder unless the proxy specifies otherwise.

None of the Nominee Proposal, the Board Range Elimination Proposal, the Ratification Proposal or the Investment Bank Proposal is subject to, or is conditioned upon, the effectiveness of any other Proposal. The Bylaw Amendment Proposal is subject to and conditioned upon the adoption of the Board Range Elimination Proposal.

THE NOMINEES

Pursuant to consents given by each of the Nominees, each Nominee has agreed, if elected, to serve as a director of the Company, and in that capacity to act in the best interests of the Company and its shareholders and to exercise his independent judgment in accordance with his fiduciary duties in all matters that come before the Board. We believe the Nominees will, subject to their fiduciary duties, attempt to persuade the Board to consider a Sale and work to eliminate impediments to a Sale, including the Poison Pill. In voting for the election of the Nominees to the Board, you are sending a message to the Nominees that you want them to allow a Sale to be considered. Because the Nominees, if elected, would not constitute a majority of the Board, they would not be able to unilaterally cause the Board to take (or not take) any specific action. There can be no assurance that the Nominees, if they constitute less than a majority of the Board, will be able to persuade other members of the Board to join with them in considering these actions.

Information regarding the Nominees. The Participants believe that Mr. Kaplan and Mr. Derbyshire are each independent in accordance with the definition of “independent” used by the Company for determining if a majority of the Board is independent in compliance with the requirements of NASDAQ. In addition, the Participants believe M. Kaplan and Mr. Derbyshire are “independent” in accordance with the applicable definition of “independent” used by the Company for determining if a member of the corporate governance committee, the compensation committee and the audit committee of the Board is independent in compliance with NASDAQ’s listing standards and the requirements of the Sarbanes-Oxley Act of 2002.

Each of the Nominees has furnished the following information regarding his principal occupations and certain other matters. Included after each narrative is a brief summary of certain specific attributes, competencies and characteristics of the Nominee that led the Participants, after discussions, to recommend such Nominee for election to the Board. Except as otherwise stated herein, none of the corporations or other organizations in which any Nominee carried on his or her principal occupations or employment during the past five years is a subsidiary or other affiliate of the Company.

Mr. Harry S. Derbyshire, Age 85. Mr. Derbyshire is a business consultant who served as Executive Vice President and Chief Financial Officer of Whittaker Corp. prior to his retirement in July 1985. Mr. Derbyshire has previously served on the Board, as well as on the board of Western Waste Industries. Mr. Derbyshire has not held any other directorships within the past five years. The Participants believe that Mr. Derbyshire’s extensive management, operational and financial experience and expertise provide substantial support for his nomination and service as a director of the Company.

Mr. Jeff Kaplan, Age 54. Mr. Kaplan was founder and President of Giant Merchandising, a $170 million in revenue worldwide entertainment-based merchandising company. The Company was sold to Time Warner-Warner Music Group in 1995, with Mr. Kaplan staying on as President until 2005. Mr. Kaplan’s business experience and principal employment since 2005 has consisted of ownership and private investment in a number of real estate ventures. Mr. Kaplan has not held any other directorships within the past five years. The Participants believe that Mr. Kaplan’s substantial experience and achievements as founder and president of a company through a strategic acquisition provide substantial support for his nomination and service as a director of the Company.

Dr. Jack Lin, Age 77. Jack Lin, Ph.D., founded the Company and served as its Chief Executive Officer until May 2005. Dr. Lin served as Chairman of the Company until May 2010. Dr. Lin was Chairman Emeritus of the Company from May 2010 until his resignation on April 7, 2011 and also served as a consultant to the Company from May 2010 until September 2010. Dr. Lin was a Director of the Company from 1975 until his resignation on April 7, 2011. He has not held any other directorships within the past five years. The Participants believe that Dr. Lin’s long history with the Company as a founder and its Chief Executive Officer, his extensive knowledge of all aspects of the Company’s business, and his experience driving operational excellence and financial results under varying economic conditions provide substantial support for his nomination and service as a director of the Company.

Each of the Nominees is a citizen of the United States. None of the Nominees has had a petition filed by or against, or a receiver, fiscal agent or similar officer appointed by a court for the business or property of, such Nominee, or any partnership in which such Nominee was a general partner at or within two years prior to the date of this Proxy Statement, or any corporation or business association of which such Nominee was an executive officer at or within two years before the date of this Proxy Statement. No Nominee has been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses). No Nominee has been the subject of any order, judgment, or decree of any court of competent jurisdiction, Federal or State authority or self-regulatory organization, sanctioning, barring, suspending, permanently or temporarily enjoining him from, or otherwise limiting, such Nominee’s engagement in any type of business practice, including activities in connection with the purchase, sale or brokering of any security, commodity or future. No Nominee has been found by a court of competent jurisdiction in a civil action or by the SEC to have violated an Federal or State securities or commodities law, or has been the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree or finding relating to an alleged violation of any Federal or State securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies or any law or regulation prohibiting fraud in connection with any business activity.

Certain Relationships and Related Party Transactions.

Dr. Jack Lin is the father of Robert Lin, a current Class III director of the Company and a nominee on management’s slate of directors to be voted upon at the Annual Meeting.

Prior to his resignation on April 7, 2011, Dr. Lin served as Chairman Emeritus of the Company, and had been associated with the Company continuously since 1961.

Dr. Lin and the Company were previously parties to an employment agreement dated May 1, 2005, pursuant to which Dr. Lin served as an employee and as either Chairman of the Board of Directors or Chairman Emeritus of the Company until April 30, 2010. Under the terms of the Agreement, Dr. Lin was entitled to (i) a base salary of $125,000 per year, (ii) $175,000 per year as a retirement benefit, (iii) participation in the Company's benefit plans, (iii) a monthly car allowance and (iv) dues or fees associated with certain professional societies, clubs and educational programs, (iv) an annual cash bonus in an amount equal to 75% of the amount of bonus paid by the Company to the Company's chief executive officer for the same period, if any, and (v) a $30,000 bonus in each fiscal year during the term of employment that the Company achieved at least $1,000,000 in pre-tax net income. Under the Agreement, Dr. Lin was also eligible to receive stock option grants, as determined from time to time at the sole discretion of the Board of Directors. Effective May 1, 2010, under the terms of the Agreement Dr. Lin ceased to be the Company's Chairman of the Board, but continued as a director of the Company until his resignation on April 7, 2011, for which he received a director's annual fee in an amount equal to the average of the fees paid to all other directors of the Company. Dr. Lin also worked as a consultant for the Company on an as-needed basis from May 1, 2010 until September 29, 2010. The approximate dollar value of compensation received by Dr. Lin in the aggregate for the fiscal year ending January 31, 2011 was $328,000, which was comprised of fees paid to him for his services as a director of the Company, medical expenses, income reported as a result of Dr. Lin’s exercise of stock options, bonus compensation and consulting fees.

Except for the relationships between the Company and Dr. Lin disclosed herein, there are no related party transactions between any of the Nominees and the Company.

Compensation of the Company’s Directors

If elected to the Board, the Nominees will not receive any form of compensation or indemnification from the Shareholder Group for their service as directors of the Company. They will, however, receive the compensation for directors the Board has established unless and until the Board determines to change such compensation. Please refer to the section entitled “Director Compensation” in the Company’s Proxy Statement on Schedule 14A filed with the SEC on July 22, 2011 for a discussion summarizing the Company’s compensation of directors.

The Nominees are highly qualified, experienced and well-respected members of the business community. The only commitment that each of the Nominees has given to the Shareholder Group, and the only commitment that the Shareholder Group has sought from the Nominees, is that he will, if elected, serve as a director, act in the best interests of the Company and its shareholders and exercise his independent judgment in accordance with his fiduciary duties in all matters that come before the Board. Support of the Proposals by holders of at least a majority of the then outstanding Common Stock will send a strong signal to the Nominees that the Company’s Shareholders want them to remove the impediments to accepting a Sale should the newly elected directors deem it appropriate in the exercise of their fiduciary duties to do so.

THE PARTICIPANTS ARE ASKING YOU TO VOTE “FOR” THE ELECTION OF ALL NOMINEES.

VOTING SECURITIES

According to the Company’s public filings, the shares of Common Stock constitute the only class of outstanding voting securities of the Company, and as of [•], there were [•] shares of Common Stock outstanding (excluding treasury shares). Each share of Common Stock is entitled to one vote, and only record holders of Common Stock are entitled to execute proxies. The Company’s shareholders do not have cumulative voting rights.

VOTING PROCEDURES

The Nominee Proposal. According to NTS’s Proxy Statement, the Bylaws and applicable law, holders of shares of NTS’s Common Stock, at the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting. Each share of Common Stock outstanding on the Record Date is entitled to one vote on each matter presented at the Annual Meeting.

According to NTS’s Proxy Statement, the Bylaws and applicable law, when the number of nominees timely nominated for election at an annual meeting exceeds the number of directors to be elected at the meeting, the election of directors at such annual meeting is a contested election. In a contested election directors are elected by a plurality of the votes cast by the holders of NTS’s Common Stock at a meeting at which a quorum is present. Plurality means that the individuals who receive the largest number of votes cast are elected as directors, up to the maximum number of directors to be chosen at the meeting. Consequently, any shares of common Stock not voted (whether by abstention, broker nonvoter or otherwise) have no impact in the election of directors. A quorum is the presence by person or by proxy of a majority of the shares of Common Stock issued and outstanding and entitled to vote at the Annual Meeting. The shares of Common Stock represented by a proxy marked “withhold” or “abstain” will be considered present at the Annual Meeting for purposes of determining a quorum.

The Board Range Elimination Proposal. You may vote in favor of the Board Range Elimination Proposal by marking the box “FOR” on the enclosed GOLD proxy card. You may also vote against the Board Range Elimination Proposal by marking the proper box on the proxy card. You may abstain from voting on the Board Range Elimination Proposal by marking the proper box on the proxy card. If the GOLD proxy card is signed and dated but no direction is given with respect to the Board Range Elimination Proposal, you will be deemed to vote for the Board Range Elimination Proposal.

According to NTS’s Bylaws, The Board Range Elimination Proposal may only be adopted by the affirmative vote of a majority of the outstanding Common Stock entitled to vote and casting votes at the Annual Meeting.

The Bylaw Amendment Proposal. You may vote in favor of the Bylaw Amendment Proposal by marking the box “FOR” on the enclosed GOLD proxy card. You may also vote against the Bylaw Amendment Proposal by marking the proper box on the proxy card. You may abstain from voting on the Bylaw Amendment Proposal by marking the proper box on the proxy card. If the GOLD proxy card is signed and dated but no direction is given with respect to the Bylaw Amendment Proposal, you will be deemed to vote for the Bylaw Amendment Proposal.

According to NTS’s Bylaws, The Bylaw Amendment Proposal may only be adopted by the affirmative vote of a majority of the outstanding Common Stock entitled to vote and casting votes at the Annual Meeting.

The Ratification Proposal. You may vote in favor of the Ratification Proposal by marking the box “FOR” on the enclosed GOLD proxy card. You may also vote against the Ratification Proposal by marking the proper box on the proxy card. You may abstain from voting on the Ratification Proposal by marking the proper box on the proxy card. If the GOLD proxy card is signed and dated but no direction is given with respect to the Ratification Proposal, you will be deemed to vote for the Ratification Proposal.

According to NTS’s Bylaws, The Ratification Proposal may only be adopted by the affirmative vote of a majority of the outstanding Common Stock entitled to vote and casting votes at the Annual Meeting.

The Investment Bank Proposal. You may vote in favor of the Investment Bank Proposal by marking the box “FOR” on the enclosed GOLD proxy card. You may also vote against the Investment Bank Proposal by marking the proper box on the proxy card. You may abstain from voting on the Investment Bank Proposal by marking the proper box on the proxy card. If the GOLD proxy card is signed and dated but no direction is given with respect to the Investment Bank Proposal, you will be deemed to vote for the Investment Bank Proposal.

According to NTS’s Bylaws, The Investment Bank Proposal may only be adopted by the affirmative vote of a majority of the outstanding Common Stock entitled to vote and casting votes at the Annual Meeting.

BROKER NON-VOTES

If you hold your shares of Common Stock through a bank, broker or other nominee and do not provide voting instructions to the record holder of the shares of Common Stock, your shares of Common Stock will not be voted on any proposal on which your broker or nominee does not have discretionary authority to vote. In this case, a “broker non-vote” occurs. Shares of Common Stock constituting broker non-votes are not counted or deemed to be present or represented for the purpose of determining whether shareholders have approved a matter, but they are counted as present for the purpose of determining a quorum at the Annual Meeting.

The election of directors and the other Proposals to be voted on at the Annual Meeting are “non-routine matters” and brokers do not have discretionary authority to vote your shares of Common Stock on “non-routine matters.” Therefore, unless you provide specific voting instructions to your broker, your broker will not have discretionary authority to vote your shares of Common Stock for the Proposals at the Annual Meeting and your shares of Common Stock will not be voted for the election of directors or any of the other Proposals. If your shares of Common Stock are held in street name, your broker or nominee has enclosed a voting instruction card with this Proxy Statement. We strongly encourage you to vote your shares of Common Stock by following the instructions provided on the voting instruction card.

As explained in the detained instructions on your GOLD proxy card, there are two ways you may vote. You may:

1.	Sign, date and return the enclosed GOLD proxy card in the enclosed postage-paid envelope. We recommend that you vote on the GOLD proxy card even if you plan to attend the Annual Meeting; or

2.
Vote in person by attending the Annual Meeting. Written ballots will be distributed to Shareholders who wish to vote in person at the Annual Meeting. If you hold your shares of Common Stock through a bank, broker or other custodian, you must obtain a legal proxy from such custodian in order to vote in person at the meeting.

Whether or not you are able to attend the Annual Meeting, you are urged to complete the enclosed GOLD proxy and return it in the enclosed self-addressed, prepaid envelope. All valid proxies received prior to the meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the shares of Common Stock will be voted in accordance with that specification. IF NO SPECIFICATION IS MADE, THE SHARES OF COMMON STOCK WILL BE VOTED (I) “FOR” DR. JACK LIN FOR DIRECTOR; (II) “FOR” MR. HARRY S. DERBYSHIRE FOR DIRECTOR; (III) “FOR” MR. JEFF KAPLAN FOR DIRECTOR; (IV) “FOR” THE BOARD RANGE ELIMINATION PROPOSAL, (V) “FOR” THE BYLAWS AMENDMENT PROPOSAL; (VI) “FOR” THE RATIFICATION PROPOSAL, AND (VII) “FOR” THE INVESTMENT BANK PROPOSAL.

If you have any questions or require any assistance in executing your proxy, please call:

[•]

SHAREHOLDERS CALL TOLL-FREE: (800) ___-____

BANKS AND BROKERAGE FIRMS CALL: (___) ___-____

PROXY PROCEDURES

IN ORDER FOR YOUR VIEWS TO BE REPRESENTED AT THE ANNUAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

The accompanying GOLD proxy card will be voted at the Annual Meeting in accordance with your instructions on such card.

Only holders of record as of the close of business on the Record Date will be entitled to vote. If you were a Shareholder of record on the Record Date, you will retain your voting rights at the Annual Meeting even if you sell such shares of Common Stock after the Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the Record Date, or grant a proxy to vote such shares of Common Stock on the GOLD proxy card, even if you sell such shares of Common Stock after the Record Date.

IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES OF COMMON STOCK AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE GOLD PROXY CARD AS SOON AS POSSIBLE.

REVOCATION OF PROXIES

Any Shareholder of record may revoke or change his or her proxy instructions at any time prior to the vote at the Annual Meeting by:

- submitting a properly executed, subsequently dated GOLD proxy card that will revoke all prior proxy cards, including any white proxy cards which you may have submitted to NTS;

- attending the Annual Meeting and withdrawing his or her proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or

- delivering written notice of revocation either to the Participants c/o [•], or the Corporate Secretary of NTS.

Although a revocation is effective if delivered to NTS, the Participants request that either the original or a copy of any revocation be mailed to the Participants c/o [•], so that the Participants will be aware of all revocations.

IF YOU PREVIOUSLY SIGNED AND RETURNED A PROXY CARD TO NTS, WE URGE YOU TO REVOKE IT BY (1) MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD, (2) ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON OR (3) DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE PARTICIPANTS OR TO THE CORPORATE SECRETARY OF THE COMPANY.

COST AND METHOD OF SOLICITATION

Solicitation of proxies will be made by Dr. Jack Lin, Mr. Sidney Meltzner, CAS Foundation and Mr. Luis A. Hernandez, although they reserve the right to engage a professional proxy solicitor.

Dr. Lin, Mr. Meltzner, CAS Foundation and Mr. Hernandez will collectively pay all costs associated with this solicitation, although they reserve the right to seek reimbursement from the Company for the costs and expenses associated with the proxy solicitation in the event that any of the Nominees are elected to the Board of NTS.

Expenses related to this solicitation are expected to aggregate up to approximately $ [•], of whioch approximately $[•] has been spent to date.

SEPARATE COPY OF ANNUAL REPORT OR PROXY MATERIALS

If you share an address with another shareholder, each shareholder may not receive a separate copy of these proxy materials. Shareholders who do not receive a separate copy of these proxy materials and who want to receive a separate copy may request to receive a separate copy of these proxy materials by writing to the Participants c/o [•] or by calling (___) ___-_____. We will undertake to deliver promptly a copy of these proxy materials upon the receipt of such a request. Shareholders who share an address and receive multiple copies of these proxy materials may also request to receive a single copy in the future by following the instructions above.

Date: August __, 2011

DR. JACK LIN CAS FOUNDATION SIDNEY MELTZNER LUIS A. HERNANDEZ HARRY S. DERBYSHIRE JEFF KAPLAN

ANNEX A

SECURITY OWNERSHIP OF THE PARTICIPANTS

The following table presents information concerning the Participants’ beneficial ownership of Common Stock in the Company as of July 1, 2011. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. The percentage of beneficial ownership is based on a total of 11,352,069 shares outstanding on July 1, 2011, including 114,845 restricted shares which remain subject to vesting. Shares of Common Stock subject to warrants or options that are currently exercisable or exercisable within 60 days of July 1, 2011 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Title of Class of Stock	Amount and Nature of Beneficial Ownership		Percent of Class

Dr. Jack Lin 24780 Hermosilla Court Calabasas, California 91302	Common Stock	1,086,997	(1)	9.6%

Luis Antonio Hernandez 3069 Misty Harbour Drive Las Vegas, Nevada 89117	Common Stock	620,160	(2)	5.5%

Sidney Meltzner 404 21st Street Santa Monica, California 90402	Common Stock	608,002	(3)	5.4%

CAS Foundation c/o Sidney Meltzner 404 21st Street Santa Monica, California 90402		338,002	(4)	2.9%

(1) Includes (a) 961,469 shares of Common Stock held directly by Dr. Lin, over which Dr. Lin has sole voting and dispositive power, (b) options to purchase 42,000 shares of Common Stock that have vested or will vest within 60 days from the date hereof and (c) 83,528 shares of Common Stock held by Dr. Lin jointly with his spouse, BettyAnn Lin, over which Dr. and Mrs. Lin share voting and dispositive power.

 (2) Includes (a) 518,000 shares of common stock held by Mr. Hernandez jointly with his spouse, Jacqueline Hernandez, over which Mr. and Mrs. Hernandez share voting and dispositive power, and (b) an aggregate of 102,160 shares of common stock of the issuer held in the names of Mr. Hernandez’s four children, over which Mr. Hernandez and his children share voting and dispositive power. Mr. Hernandez disclaims beneficial ownership of the shares held by his children.

(3) Includes (a) 17,500 shares of common stock held by Mr. Meltzner jointly with his spouse, Carole Meltzner, over which Mr. and Mrs. Meltzner share voting and dispositive power, and (b) 338,002 shares of common stock of the issuer directly held by CAS Foundation, over which Mr. Meltzner, as trustee of CAS Foundation, has sole voting and dispositive power. Mr. Meltzner disclaims beneficial ownership of the shares held by CAS Foundation except to the extent of his pecuniary interest therein.

(4) Power is exercised through Mr. Meltzner, its trustee.

Mr. Derbyshire and Mr. Kaplan are not security holders of the Company, and have not engaged in any transactions in the Company’s securities within the past two years.

The following table describes all transactions that were effected during the past two years by the Participants:

Participants	Date of Transaction	Type	Number of Shares	Price per Share	Where/How Transaction Effected
Jack Lin	7/20/2010	Stock Option Exercise(1)	25,000	$3.30	Exercise of Option Granted by the Company
Luis A. Hernandez	7/22/2010	Sale	1,500	$8.17	Open Market
Luis A. Hernandez	7/22/2010	Sale	1,180	$8.18	Open Market
Luis A. Hernandez	7/26/2010	Sale	500	$8.50	Open Market
Luis A. Hernandez	7/26/2010	Sale	820	$8.05	Open Market
Luis A. Hernandez	7/26/2010	Sale	1,000	$8.09	Open Market
Luis A. Hernandez	7/26/2010	Sale	1,000	$8.11	Open Market
Luis A. Hernandez	7/26/2010	Sale	1,000	$8.20	Open Market
Luis A. Hernandez	7/26/2010	Sale	1,000	$8.25	Open Market
Luis A. Hernandez	7/26/2010	Sale	1,000	$8.30	Open Market
Luis A. Hernandez	7/26/2010	Sale	2,000	$8.19	Open Market
Luis A. Hernandez	7/26/2010	Sale	1,500	$8.39	Open Market
Luis A. Hernandez	7/28/2010	Sale	1,000	$8.71	Open Market
Luis A. Hernandez	7/28/2010	Sale	800	$8.90	Open Market
Luis A. Hernandez	8/4/2010	Sale	1,500	$8.60	Open Market
Luis A. Hernandez	8/10/2010	Sale	1,000	$8.54	Open Market
Luis A. Hernandez	8/10/2010	Sale	1,000	$8.57	Open Market
Luis A. Hernandez	8/11/2010	Sale	2,000	$8.41	Open Market
Luis A. Hernandez	8/16/2010	Sale	1,000	$8.22	Open Market
Luis A. Hernandez	8/16/2010	Sale	1,000	$8.21	Open Market
Luis A. Hernandez	8/16/2010	Sale	1,700	$8.21	Open Market
Luis A. Hernandez	8/17/2010	Sale	1,500	$8.33	Open Market
Luis A. Hernandez	8/17/2010	Sale	1,500	$8.33	Open Market
Luis A. Hernandez	8/17/2010	Sale	1,000	$8.28	Open Market

Luis A. Hernandez	8/17/2010	Sale	1,300	$8.27	Open Market
Luis A. Hernandez	8/17/2010	Sale	1,500	$8.34	Open Market
Luis A. Hernandez	8/17/2010	Sale	1,500	$8.35	Open Market
Luis A. Hernandez	8/17/2010	Sale	1,500	$8.34	Open Market
Luis A. Hernandez	8/17/2010	Sale	1,000	$8.35	Open Market
Luis A. Hernandez	8/17/2010	Sale	400	$8.40	Open Market
Luis A. Hernandez	8/17/2010	Sale	1,300	$8.38	Open Market
Luis A. Hernandez	8/17/2010	Sale	1,100	$8.35	Open Market
Luis A. Hernandez	8/18/2010	Sale	1,058	$8.41	Open Market
Luis A. Hernandez	8/18/2010	Sale	1,551	$8.23	Open Market
Luis A. Hernandez	8/18/2010	Sale	1,500	$8.38	Open Market
Luis A. Hernandez	8/18/2010	Sale	621	$8.37	Open Market
Luis A. Hernandez	8/18/2010	Sale	400	$8.39	Open Market
Luis A. Hernandez	8/19/2010	Sale	702	$8.36	Open Market
Luis A. Hernandez	8/19/2010	Sale	9,000	$8.17	Open Market
Jack Lin	1/18/2011	Sale	2,000	$7.50	Sold in a private transaction
Jack Lin	2/2/2011	Sale	2,000	$7.50	Sold in a private transaction
Jack Lin	3/4/2011	Sale	2,000	$7.50	Sold in a private transaction
Jack Lin	4/11/2011	Gift	3,000	$0.00	Given in a private transaction

PRELIMINARY COPY – SUBJECT TO COMPLETION – AUGUST 5, 2011

PROXY FOR ANNUAL MEETING OF SHAREHOLDERS OF
NATIONAL TECHNICAL SYSTEMS

SEPTEMBER 27, 2011

THIS PROXY IS SOLICITED ON BEHALF OF THE FOLLOWING INDIVIDUALS:

JACK LIN
LUIS A. HERNANDEZ
SYDNEY MELTZNER
CAS FOUNDATION
HARRY S. DERBYSHIRE
JEFF KAPLAN

THIS PROXY IS NOT SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF NTS.

The undersigned hereby appoints Mr. Jack Lin, Mr. Luis A. Hernandez, Mr. Sydney Meltzner, Mr. Jeff Kaplan and Mr. Harry Derbyshire (the “Participants”), or any of them, each with full power of substitution, as proxies of the undersigned to attend the Annual Meeting (the “Annual Meeting”) of Shareholders of National Technical Systems, Inc. (the “Company”), to be held on September 27, 2011, at 11:00 a.m., [•] Time, at [•], and at any adjournment or postponements thereof, and to vote the number of shares the undersigned would be entitled to vote if personally present as indicated below. The Participants recommend a vote “FOR” each of Proposals 1, 2, 3, 4 and 5.

1.	Election of directors of the Company.

☐	FOR all nominees listed below (except as marked to the contrary below)	☐	WITHHOLD AUTHORITY to vote for all the nominees listed below

Class III  Nominees

Harry S. Derbyshire
Jeff Kaplan
Jack Lin

INSTRUCTIONS: TO WITHHOLD AUTHORITY FOR ANY INDIVIDUAL NOMINEE, STRIKE THAT NOMINEE’S NAME FROM THE LIST ABOVE.

2.
Approval of an amendment to the Bylaws of the Company (the “Bylaws”) to eliminate the range of directors (currently from nine to 17) and fix the number of authorized directors at nine by deleting the first and second sentences of Section 3.2 of the Bylaw and replacing the first sentence of Section 3.2 with the following sentence: “The authorized number of directors shall be NINE (9).”

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.
Approval of an amendment to the Bylaws to provide that the sections of the Bylaws pertaining to the number of directors may not be further amended or repealed, except by approval of the shareholders of the Company by adding the following sentence to the end of Section 9.2: “Notwithstanding the foregoing, Section 3.2 of these bylaw, may only be amended by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.” Approval and adoption of this Proposal is contingent upon approval and adoption of Proposal 2 above by a majority of shareholders of the company casting votes and entitled to vote at the Annual Meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	Ratification of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending January 31, 2012.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.
Approval of a non-binding shareholder proposal to urge the Board of Directors of the Company to hire an investment banking firm to initiate a search for a potential buyer of the Company in order to maximize shareholder value.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.	In their discretion, the proxies are authorized to vote on such other business as may properly come before the meeting or any adjournment or adjournments thereof.

THIS PROXY WILL BE VOTED AS SPECIFIED, OR, IF NO CHOICE IS SPECIFIED, WILL BE VOTED “FOR” THE THREE NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS LISTED ABOVE AND “FOR” THE BOARD RANGE ELIMINATION PROPOSAL, THE BYLAW AMENDMENT PROPOSAL, THE RATIFICATION PROPOSAL AND THE INVESTMENT BANK PROPOSAL.

▼Fold Here▼

PLEASE SIGN AND DATE BELOW
I/we hereby ratify and confirm all that said attorneys and proxies, or any of them, or their substitutes, shall lawfully do or cause to be done because of this proxy, and hereby revoke any and all proxies I/we have given before to vote at the meeting. I/we acknowledge receipt of the Notice of Annual Meeting and the Proxy Statement which accompanies the notice.

Dated:	Signature	Signature

Please date this Proxy and sign above as your name(s) appear(s) on this card. Joint owners should each sign personally. Corporate proxies should be signed by an authorized officer. Executors, administrators, trustees, etc., should give their full titles.

THE PARTICIPANTS RECOMMEND A VOTE “FOR” PROPOSALS 1, 2, 3, 4 AND 5. THE PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS MADE, IT WILL BE VOTED “FOR” PROPOSALS 1, 2, 3, 4 AND 5.

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INVESTOR NAME

ADDRESS

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